MAILED MATERIALS TO STOCKHOLDERS



A SHOCKING LACK OF AMBITION

Phillips 66's CEO has told shareholders that the Company is **already fairly valued**, that its stock price is outperforming peers and that they are achieving their goals.

STRONG LEADERSHIP AIMS TO BEAT AND RAISE EXPECTATIONS.
WEAK LEADERSHIP WORKS TO LOWER EXPECTATIONS.

PHILLIPS 66 LEADERSHIP IS WILLING TO UNDERMINE ITS OWN STOCK PRICE IN PURSUIT OF SELF-PRESERVATION

" **In a somewhat surprising tactic, PSX management talked down the potential [sum-of-the-parts] upside (i.e., [stating that the Company is] fairly valued)…."**

– **Piper Sandler**, March 2025

After recent meetings with Phillips 66, some investors shared with us their impression that the CEO was pitching a short thesis on his own company's stock. One investor concluded that the management team must be more concerned about maintaining their compensation than increasing the stock price.

These sentiments echoed statements in a recent Elliott-sponsored, third-party survey of institutional investors:

" *The biggest issue for Phillips, in my opinion, is that **they are not at all focused on creating shareholder value**. They are focused on the status quo.*

– Phillips 66 Shareholder A

" *If I were being harsh, and I think appropriate, I would almost say that **they are just trying to coast along**.*

– Phillips 66 Shareholder B

WE AND WALL STREET ANALYSTS SEE PROFOUND STOCK PRICE UPSIDE

ELLIOTT'S VIEW OF PHILLIPS 66'S POTENTIAL

UPSIDE +65%

Streamline 66
$200 (2)

Unaffected Stock Price
$120 (1)

(1) Source: Bloomberg as of February 7, 2025.
(2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

WALL STREET ANALYSTS' VIEW OF PSX

" *[We] believe PSX is currently trading below its SOTP and **could see meaningful upside in a breakup scenario**…*

– **Scotiabank**, February 2025

" *[There is] **significant upside** to a SOTP-based valuation…*

– **JP Morgan**, February 2025

GOLD CARD

VOTE THE GOLD PROXY CARD

STREAMLINE 66

A CHOICE FOR SHAREHOLDERS



 Complacent leadership that does not see any upside opportunity

 Highly credible independent directors nominated by a shareholder that sees a clear path to a $200+ share price

VOTE THE **GOLD** PROXY CARD



GOLD CARD

Visit
Streamline66.com
for more information



CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 27, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 27, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 27, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 27, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 27, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.
